Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-253262

Safehold Operating Partnership LP

$400,000,000 2.800% Senior Notes due 2031 (the “Notes”)

Fully and unconditionally guaranteed by Safehold Inc.

April 28, 2021

Term Sheet

Issuer:	Safehold Operating Partnership LP
Guarantor:	Safehold Inc.
Security:	2.800% Senior Notes due 2031
Expected Ratings (Moody’s / Fitch)*:	Baa1 / BBB+
Aggregate Principal Amount:	$400,000,000
Stated Maturity Date:	June 15, 2031
Issue Price:	99.127% of the principal amount
Coupon (Interest Rate):	2.800% per annum
Yield to Maturity:	2.900%
Benchmark Treasury:	UST 1.125% due February 15, 2031
Benchmark Treasury Price and Yield:	95-08+ / 1.650%
Spread to Benchmark Treasury Yield:	+125 basis points
Interest Payment Dates:	June 15 and December 15 of each year, beginning on December 15, 2021
Optional Redemption:

Prior to March 15, 2031 (three months prior to the Stated Maturity Date of the Notes), “make-whole” call at T+20 basis points (calculated as though the actual Stated Maturity Date of the Notes was March 15, 2031)

On or after March 15, 2031 (three months prior to the Stated Maturity Date of the Notes), par call

CUSIP / ISIN:	78646U AA7 / US78646UAA79
Trade Date:	April 28, 2021
Settlement Date:	May 7, 2021 (T+7); under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities LLC BofA Securities, Inc. Barclays Capital Inc. Mizuho Securities USA LLC Morgan Stanley & Co. LLC Truist Securities, Inc.
Co-Managers:	Capital One Securities, Inc. Raymond James & Associates, Inc. SMBC Nikko Securities America, Inc. Berenberg Capital Markets LLC

*       Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or BofA Securities, Inc. toll-free at 1-800-294-1322. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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